UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Xenogen Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98410R108
(CUSIP Number)

August 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98410R108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Harvard Private Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 98410R108	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Xenogen Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

860 Atlantic Avenue

Alameda, CA 94501

Item 2(a)	Name of Person Filing:

Harvard Private Capital Holdings, Inc.

2(b)	Address of Principal Business Office or, if none,

c/o Charlesbank Capital Partners, LLC
200 Clarendon Street, 54th Floor
Boston, MA 02116

2(c)	Citizenship:

Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

98410R108

Item 3	The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4(a)	Amount beneficially owned:

0

4(b)	Percent of Class:

0%

4(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

—

(ii)	shared power to vote or to direct the vote:

—

(ii)	sole power to dispose or to direct the disposition of:

—

(iv)	shared power to dispose or to direct the disposition of:

—

Pursuant to the Amended and Restated Existing Asset Management Agreement dated as of September 30, 2001, between Charlesbank Capital Partners, LLC (“Charlesbank”), President and Fellows of Harvard College (“Harvard”) and certain individuals, Charlesbank acts as an investment manager on behalf of Harvard and its affiliates in connection with certain investments of Harvard and its affiliates, including the investment in Xenogen Corporation previously reported herein.

Item 5 Ownership of Five Percent or less of a Class:

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6 Ownership of more than Five Percent on behalf of another person:

N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8 Identification and Classification of Members of the Group:

N/A

Item 9 Notice of Dissolution of Group:

N/A

Item 10 Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HARVARD PRIVATE CAPITAL HOLDINGS, INC.

By: /s/ Tami E. Nason
Name: Tami E. Nason
Title: Authorized Signatory

Dated: August 16, 2006